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                                                                      Exhibit 19

                                          June 19, 2005

Board of Directors
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY  11714-3581

Members of the Board of Directors:

      Charles F. Dolan and James L. Dolan, on behalf of members of the Dolan family (the "Family Group") who own approximately 20% of the common stock (representing approximately 71% of the voting power) of Cablevision Systems Corporation (the "Company"), are pleased to submit this proposal for a transaction which delivers value of $33.50 per share to the Company's public stockholders. Under our proposed transaction, (1) Rainbow Media Holdings ("Rainbow") would be distributed to all Company stockholders on a pro rata basis and (2) the public stockholders would receive $21.00 per share in cash in connection with a merger of the Company with an entity owned by the Family Group (the "Transaction"). Merrill Lynch & Co. ("Merrill Lynch") and Banc of America Securities LLC, Bank of America, N.A., and certain of their affiliates ("Bank of America") have agreed to fully finance the cash payment to the public stockholders.

      We believe that our proposal is fair to and in the best interests of the Company and its public stockholders.

      - The Transaction does not involve a change of control, yet the consideration to be received by the public stockholders represents a 25% premium over Friday's closing price and a 27% premium to the average closing price of the Class A common stock for the last 30 days.

      - The cash payment of $21.00 per share values the cable and telecommunications business at $4,377 per cable subscriber, substantially higher than recent comparable transactions.

      - The proposal would also unlock the significant value of the Company's scarce programming and sports assets, including four national cable networks, strong regional sports networks and one of the world's finest sports and entertainment arenas - Madison Square Garden.

      - When adjusted for the estimated value of $12.50 per Company share from the distribution of Rainbow (in line with Wall Street analysts' estimates of value of $9 - $15 per Company share), the premium offered for the Company's core cable and telecommunications business is approximately 46%.
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      As you are aware, with new technologies and competitors redefining content delivery, the cable and telecommunications business has entered a new and challenging era. We strongly believe that a long term, entrepreneurial management perspective - not constrained by the public markets' tendency to focus on short term results - will better enable a new entity consisting of the cable and telecommunications business ("Telecom") to successfully meet the challenges of intensifying telecom and DBS competition and the risk of new wireless entrants. The Family Group is willing to assume the risks of full ownership and our proposal will ensure the Company has the flexibility in the future to compete effectively. We are convinced that private ownership of Telecom is highly desirable and will allow the new entity to attain its long-term business objectives.

      We anticipate that Charles Dolan would be the Chairman of Telecom, James Dolan would be the Chairman and CEO of Rainbow and a director of Telecom, Thomas Rutledge would be the CEO of Telecom, and Hank J. Ratner would be the Vice Chairman of Rainbow. Our proposal contemplates that the existing arrangements between Telecom and Rainbow are preserved in a manner consistent with the Company's current budget and long-term plan.

      The total funds necessary to consummate the Transaction (including refinancing the Company's existing credit facility) are expected to be approximately $6.8 billion. As noted, these funds would be provided by committed debt financing from Merrill Lynch and Bank of America. Copies of the executed commitment letters will be delivered to you under separate cover.
Representatives of Merrill Lynch and Bank of America stand ready to discuss the financing.

      The organizational structure and key assets of Telecom and Rainbow are illustrated in Annex A and details of the contemplated capital structure of Telecom as a result of the Transaction are contained in Annex B.

      Given our involvement with the Company, we anticipate that the Board of Directors will form a special committee of independent directors (the "Committee") to respond to our proposal on behalf of the Company's public shareholders. We encourage the Committee to retain its own legal and financial advisors to assist in its review.

      The Board of Directors should be aware that we do not intend to pursue our proposal without the approval of the Committee. We request the opportunity to present fully our proposal to the Committee and answer any questions at the Committee's earliest convenience. We will soon be prepared to provide the Committee and its legal and financial advisors with draft agreements documenting the Transaction and to expeditiously negotiate definitive forms of such agreements. Obviously, neither the Company, on the one hand, nor the Family Group, on the other, will have any legal obligation relating to the
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Transaction until mutually satisfactory definitive agreements have been executed by all parties.

      In considering our proposal, you should be aware that we are interested only in pursuing the proposed transaction and will not sell our stake in the Company.

      We will, of course, promptly file with the SEC an amendment to our
Schedule 13-D, in compliance with our legal obligations, which will include a copy of this letter. We also believe it is appropriate for us to issue a press release announcing our intention to commence this process. A copy is attached for your information. We expect to issue the press release the morning of Monday, June 20th, prior to opening of trading.

      Again, we welcome the opportunity to discuss with you all aspects of this proposal and are prepared to commence negotiations with respect to the Transaction immediately. Please contact us at your earliest convenience.

      We look forward to hearing from you and appreciate your consideration of this important matter.

                                    Sincerely,


                                    Charles F. Dolan

                                    /s/ Charles F. Dolan

                                    James L. Dolan

                                    /s/ James L. Dolan
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                                     ANNEX A

      The following table illustrates the organizational structure and key assets of Telecom and Rainbow:

                                             CABLEVISION
                     -----------------------------------------------------------
                               TELECOM                      RAINBOW
                     ------------------------------  ---------------------------
 TRANSACTION:        Family Group takes private      Pro rata spin-off to all
                                                     shareholders

 KEY ASSETS:         Cable                           National Cable Networks
                     Lightpath                         (AMC, IFC, WE)
                     Public Securities               MSG
                      (excluding GE stock)           Regional Sports Networks
                                                     fuse
                                                     News 12
                                                     VOOM 21
                                                     Clearview Cinemas
                                                     Public Securities - GE
                                                       stock

 VALUE PER SHARE:    $21.00 per share in cash        $12.50 per share in Rainbow

                     (10.9x LTM EBITDA and
                       $4,377 per Cable subscriber)

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                                     ANNEX B

      The following table details the capital structure of Telecom pro forma for the Transaction proposed by the Family Group (the Transaction does not require incremental debt at Rainbow):

TELECOM PRO FORMA CAPITAL STRUCTURE
(Dollars in Millions)

                                                                       PRO FORMA
                                                                    Q4 EST. 2005
                                                                    ------------
TOTAL CASH                                                                    --

New OpCo Bank Debt                                                       $ 2,311
Existing OpCo Notes (CSC Holdings and CVC)                                 5,944
New HoldCo Notes                                                           4,250
Capital Leases                                                                 4
                                                                         -------
TOTAL DEBT                                                               $12,508

NET DEBT                                                                 $12,508